[redacted]

07028349

BROWNRUDNICK

CityPlace I
185 Asylum
Street
Hartford
Connecticut
06103
tel 860.509.6500
fax 860.509.6501

ELIZABETH B. KENNEDY
direct dial: 860.509.6574
ekennedy@brownrudnick.com

RECEIVED
2007 NOV 29 A 6:

November 27, 2007

SUPPL

VIA FEDERAL EXPRESS
Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Document in connection with 12g3-2(b) Filing (file no. 82-34875)
<u>Option N.V. (the "Company")</u>

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

1. Press release dated November 23, 2007 – New Senior Appointments in Option's Executive Management Team (**Exhibit 1**)

I would appreciate your acknowledgement of your receipt of this correspondence by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed stamped envelope.

If you have any questions regarding this matter, please do not hesitate to contact me at your convenience.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: [signature]
Elizabeth B. Kennedy, Esq.

Enclosures

cc: Patrick Hofken, General Counsel and VP (via e-mail)
Mark A. Dorff, Esq. (via e-mail)

dlw 11/30

PROCESSED
DEC 04 2007
THOMSON
FINANCIAL

#40245036 v.3

b r o w n r u d n i c k . c o m

OPTION
WIRELESS TECHNOLOGY

NEW SENIOR APPOINTMENTS IN OPTION'S EXECUTIVE MANAGEMENT TEAM

- VP Global Sales & Distribution, VP Global Operations -

LEUVEN, Belgium - November 23, 2007 - Option N.V. (Euronext: OPTI; OTC: OPNVY), the wireless technology company, today announced two senior appointments and the creation of separate Sales and Operations Groups. Filip Buerms joins as Vice President Global Sales & Distribution while David Whelan becomes Vice President Global Operations. Both report to Option CEO Jan Callewaert. Bart Goedseels, former Vice President of Operations & Sales, has decided to leave the company.

Filip Buerms is Vice President Global Sales & Distribution

Filip Buerms will be responsible for volume sales of the core product portfolio – wireless data cards, USB modems, routers and embedded modules – and will develop new go-to-market strategies. Filip previously worked for Xircom Inc.. First as Director of Sales & Technical Services EMEA and, as from 1998, as Vice President Sales & Marketing EMEA and Managing Director Xircom Europe. When Xircom was acquired by Intel in 2001 he became Intel's Director of Marketing 'Platform Networking Group EMEA'. Later on he became Intel's 'Director of Distribution Europe' where he was responsible for a 1 billion euro business. Most recently he was the Managing Director of BSI Management Systems (part of the BSI Group) for the 'Management Systems' division across 60 countries where he held P&L responsibility for the service business that assesses large corporations against international standards.

David Whelan is Vice President Global Operations

The Global Operations Group led by David Whelan will assume responsibility for the entire Supply Chain from procurement manufacturing through to customer fulfilment. David's career in the Telecommunications & Media sector spans over 20 years.

His extensive experience has been gained from launching and running new operations in Europe, United States and the Middle East. He has a background in managing customer centric business functions as well as the design and execution of business change and transformation programs. He has held Director positions with Sonera Zed in the UK and with Aerial Communications based in the USA. Prior to this, David held senior management positions at Mercury One2One (now T-Mobile) in the UK. He has also worked as a consultant with Gemini Consulting. More recently, he has spent the last four years and a half with Infosys Technologies. Before entering the telecommunications industry, David worked in the computer industry, where he held management positions with Epson UK and Wang Ireland.

Jan Callewaert CEO, comments on the appointments: "Creating separate sales and operations groups gives us the flexibility, focus and speed-of-response to act in this increasingly competitive global market. Filip and David build upon the foundation set up by Bart Goedseels. Bart leaves us with our thanks and best wishes for the future with his new venture."

About Option
Option, the wireless technology company, is a leading innovator in the design, development and manufacture of 3G HSUPA, HSDPA, UMTS, EDGE, and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Belgium (Leuven). The company has Research & Development in Belgium (Leuven), Germany (Düsseldorf and Adelsried), Sweden (Stockholm), and an ISO 9001 production engineering and logistics facility in Ireland (Cork). Option also has offices in Europe, US, Asia, Japan and Australia. For more information please visit www.option.com.

For more information please contact
Jan Poté, Corporate Communication Manager
Tel +32 (0)16 317 411, E-mail: j.pote@option.com

END